5-1-01

02033938

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated May 6, 2002	3

Paris, 6 May 2002

PRESS RELEASE

AGF's premium income from insurance activities rose 8.2% to 4.38 bn euros on a comparable basis.*

Total Group revenues were 4.79 bn, up 7.0% on a comparable basis.

Highlights

- Life and health insurance: up 8.1% on a comparable basis
  - Individual life: buffeted by unfavourable market conditions, premium income contracted by 3.7%
  - Health: vigorous growth of 19.8%, thanks to the new product range
  - Group: robust growth of 43.6%, underpinned by significant new group pension policies

- Property and liability insurance: up 8.8% on a comparable basis
  - Rate increases were applied, as announced at the end of 2001, and the portfolios expanded

- Assistance continued to grow, with premiums rising 18.3% on a comparable basis

- Credit insurance held steady against a depressed European economic backdrop (+0.5% on a comparable basis)

- Premium income outside France rose by 6.2% on a comparable basis, supported by upbeat trends in Europe

* *Comparable basis: proforma and at constant exchange rates. Q1 2002 revenues were compared to Q1 2001 revenues calculated using the 31/3/02 scope of consolidation, and Q1 2002 revenues were calculated at 31/3/01 exchange rates.*

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Consolidated revenues for the quarter ended 31/3/2002

in millions of euros	31/3/02	31/3/01	% change (unadjusted)	% change (proforma, const. FX)
Life and health insurance	**1 927.0**	**1 790.3**	7.6%	8.1%
France	1 326.8	1 225.6	8.3%	8.3%
Outside France	600.2	564.7	6.3%	7.7%
Non-life insurance	**2 047.1**	**2 048.5**	-0.1%	8.8%
France	1 216.5	1 227.2	-0.9%	11.5%
Outside France	830.6	821.3	1.1%	5.2%
Assistance	**128.6**	**109.1**	17.9%	18.3%
Credit insurance	**279.8**	**277.1**	1.0%	0.5%
Total premium income (1)	**4 382.5**	**4 225.0**	3.7%	8.2%
Other businesses (2)	**6.3**	**6.3**	0.0%	0.0%
Banking and asset management (3)	403.7	453.0	-10.9%	-4.1%
Consolidated revenues (1+2+3)	**4 792.5**	**4 684.3**	2.3%	7.0%

Notes:

a. *Life and health insurance revenues include individual and group life, individual and group health, and personal and family income (disability) insurance.*
b. *As a result of the sale of AGF MAT on 31 December 2001, proforma Q1 2001 revenues were 136.4 mn euros less than actual Q1 2001 revenues.*
c. *Q1 2002 revenues did not reflect the new MAT reinsurance contract, to be booked by AGF IART later in the year.*
d. *A change in accounting presentation caused Euler's Q1 2001 revenues to decline by 40.8 mn euros.*

I. LIFE AND HEALTH INSURANCE: Premium income up 8.1%

AGF's consolidated premium income from life and health operations (life, health, income protection, both individual and group) totalled **1,927 mn euros, up 8.1%** from the first quarter of 2001 on a comparable basis.

By geography, the increase broke down as follows:

- France: +8.3% on a comparable basis,
- Rest of Europe: +7.0% on a comparable basis,
- South America: +6.2% on a comparable basis,
- Other countries: +31.3% on a comparable basis.

Life and health insurance operations generated **44% of the AGF Group's premium income**, vs. 42.4% in the first quarter of 2001.

I.1. FRANCE: premium income up 8.3%

Life and health premium income totalled **1,326.8 mn euros, up 8.3%** compared with Q1 2001. **This performance exceeded that of the French insurance market, which contracted by 1%, according to the FFSA (French insurance industry body).**

This strong inflow of funds into life and health policies was concentrated in health insurance and group policies.

Premium income from life and health insurance in France broke down as follows:

in millions of euros	31/3/02	31/3/01	% change
Individual life	755.0	784.1	-3.7%
Salaried sales reps	464.6	490.0	-5.2%
General agents	163.6	177.1	-7.6%
Brokers	54.8	45.0	+21.8%
Partnerships	49.3	55.3	-10.8%
W Finance	22.7	16.8	+35.1%
Group insurance	259.0	180.4	+43.6%
Individual health	312.8	261.0	+19.8%
Total life and health	**1 326.8**	1 225.6	**+8.3%**

I.1.1. Individual life: Q1 2002 premium income stood at 755 mn euros, down from the year-earlier period.

Salaried sales forces (62% of individual life)

Against a still-unfavourable economic backdrop, devoid of any clear indication of an imminent financial market upturn, the **Assurfinance network** generated life-insurance premiums of **443 mn euros**, or nearly the same as that of Q1 2001. This **1.8% decline** was enough to outperform the individual life market ever so slightly, which according to the FFSA contracted by an estimated 2%. Continuing on from 2001, the salaried networks continued to win back market share in income protection insurance. But without a steady, significant recovery in the financial markets, premiums on unit-linked policies dropped precipitously (ca. 60%) from their Q1 2001 level. Conversely, policies

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

denominated in euros and the euro-denominated compartments of multifund contracts saw inflows increase by **16%**.

The Génér'Actif network was particularly hard hit in Q1 2002 and saw its premium income decline by 29%.

Total savings inflows (life-insurance and investment products) **declined** by 8.1% **in Q1 2002** compared with the year-earlier period to 655 mn euros.

Brokerage (7% of individual life)

The positive trend the Life Brokerage and Gaipare network enjoyed at the end of 2001 accelerated in early 2002. Q1 2002 premium income totalled **54.8 mn euros, up 21.8%**, resulting essentially from continued good performance throughout the Gaipare range (**up 59%**), which continued to benefit from strong demand for euro-denominated policies.

General agents (22% of individual life)

Premium income generated by the **general agents** in the first quarter of 2002 totalled **163.6 mn euros, down** 7.6% from Q1 2001, primarily because customers had little enthusiasm for unit-linked policies in the currently unfavourable stock market context.

Life insurance partnerships (Arcalis + CGP2) (6% of individual life)

Life insurance partnerships derived premium income of **49.3 mn euros, down 10.8%** from Q1 2001. Seventy-five percent of these policies were unit-linked and premium income from them suffered from the lacklustre financial market conditions. Nevertheless, the partnerships performed better than the unit-linked market as a whole, which saw premium income shrink by 51% in Q1 2002.

W Finance (3% of individual life)

W Finance's premium income rose by **35.1% to 22.7 mn euros.**

I.1.2. <u>Group insurance</u>:

AGF Collectives posted a **43.6% surge** in premium income in Q1 2002 to **259 mn euros**. This performance was the result of an increase in early-retirement and end-of-career contracts. Since the beginning of the year, AGF has won six bids to manage group contracts, thereby reinforcing its leadership position in this market segment in France.

I.1.3. <u>Individual health</u>:

The Group's premium income from **individual health** policies reached **312.8 mn euros**, representing **a rise of 19.8%** compared with Q1 2001. The main contributor to this advance was new business deriving from last year's new product launches. On the other hand, policies for agricultural workers sold under the 1966 Act will expire in April, because these policyholders will henceforth obtain their basic coverage from the government-run health insurance scheme. This change will put a damper on revenue growth.

Health insurance premiums collected by Assurances Fédérales posted a robust advance of 37.8% **to 6.2 mn euros**, owing in particular to the favourable positioning of the new personal accidents policy (GAV).

I.2. OUTSIDE FRANCE: premium income up 7.7%

Outside France, **life and health insurance revenues advanced by** 7.7% on a comparable basis to **600 mn euros.**

I.2.1. Rest of Europe: up 7% on a comparable basis at 457.6 mn euros

In **Belgium**, revenues from life and health insurance rose slightly **(1.9%)** to **127.1 mn euros** and showed contrasting trends. Individual life grew, owing to unit-linked policies, while traditional products slipped. Conversely, in group life, it was traditional products that shored up total inflows. The health business was particularly robust.

In the **Netherlands**, revenues from life and health insurance edged **up 0.7% to 207.7 mn euros**. This performance represented a continuation of 2001 trends. A new tax bill weakening the advantages of life insurance was voted into law, and there was less activity in borrower insurance for mortgage loans.

In **Spain**, revenues from life and health insurance **climbed by 26.5% to 98.7 mn euros** (AGF share). The main contributing factor was growth in group business, which offset a decline in new production of unit-linked, individual life policies.

I.2.2. South America: up 6.2% on a comparable basis at 116.6 mn euros

In **Brazil**, life and health insurance revenues totalled **52.4 mn euros, rising 11.8%** at constant exchange rates. A successful unit-linked product more than compensated for AGF's selective risk screening policy in this market.

In **Chile**, life and health insurance premiums were up **32.7% at** constant exchange rates to **18.2 mn euros**. They reflected rapid expansion in the retirement savings and life annuity segments.

In **Colombia**, life and health insurance premiums **dropped 15.7%** at constant exchange rates to **38 mn euros**, because a major group contract had been signed in March 2001.

In **Venezuela,** where life and health operations are limited to health insurance, premium income surged by **91.8%** at constant exchange rates to 7.5 **mn euros.**

In **Argentina**, against a background of economic crisis, premium income totalled 0.5 mn euros in Q1 2001, vs. 2.9 mn euros in Q1 2001.

I.2.3. Other countries: up 31.3% on a comparable basis at 26 mn euros

This rise primarily reflected good performance at AGF's operations in overseas territories and in Lebanon.

II. PROPERTY AND LIABILITY INSURANCE: sharp rise in premium income, up 8.8% on a comparable basis.

Consolidated premium income from non-life businesses rose by 8.8% on a comparable basis to **2,047.1 mn euros**, principally as a result of rate increases.

Non-life activities represented nearly 47% of the Group's total insurance revenues, vs. 48.5% in Q1 2001.

II.1. FRANCE: premium income rose by 11.5% on a comparable basis to 1,216.5 mn euros

AGF MAT exited the French scope of consolidation as of 1 January 2002. Its premium income for the first quarter of 2001 totalled 136.4 mn euros.

The French non-life business broke down as follows:

in millions of euros	31/3/02	31/3/01	% change (unadjusted)	% change (proforma, const. FX)
General agents	657.6	618.2	6.4%	6.4%
Non-life brokerage	496.9	557.4	-10.9%	18.0%
Group non-life	48.6	39.6	22.7%	22.7%
Bancassurance (Ass. Fédérales)	12.1	10.6	14.2%	14.2%
New channels (Calypso)	1.3	1.5	n.s.	n.s.
Total non-life insurance	**1 216.5**	**1 227.2**	**-0.9%**	**11.5%**

II.1.1. General agents: premium income rose by 6.4%

Premium income rose by **6.4%** to **657.6 mn euros**. Growth derived from rate increases on existing policies and from new business.

In the **individual and professional** segment, premium income edged **up 1.6% to around 450 mn euros**. Motor insurance revenues rose by 1.5% as a result of rate increases. Excluding motor insurance, non-life premiums were up 2.7%.

In **commercial non-life**, premium income **rose by 18% to around 208 mn euros**, primarily because rates increased and fewer policies were cancelled than during the year-earlier period. In addition, certain insurers withdrew from this segment, enabling AGF to improve its market position.

II.1.2. Non-life brokerage: premium income rose by 18%

Premium income **rose by 18%** on a comparable basis to **496.9 mn euros**.

The **Large Accounts** segment added 18.5% to 191 mn euros amid a very favourable environment for policy renewals. In the **SME and Professionals segment**, premiums rose by 17.8% to 137 mn euros. Here, rate increases more than offset a slight contraction in the portfolio. Meanwhile, AGF La Lilloise's **Fleets and Affinity Groups** saw premium income rise by 15.7% to 91 mn euros, while the **Individual** brokerage business enjoyed a 6.1% rise to 66 mn euros, owing to robust growth in non-motor insurance. Speciality businesses (space, ART, securitisation) remained constant.

II.1.3. Partnerships

Bancassurance: continued growth

Assurances Fédérales IARD posted premium income on its Individual business of **12.1 mn euros, up 14.2%.** Sales of motor insurance policies surged by 29.5% and that of other non-life policies increased by 6.4%.

New channels:

First quarter premium income from the new distribution channels, deriving primarily from the partnership with Les 3 Suisses (Calypso), totalled 1.3 mn euros. Four thousand new motor contracts and 1,500 new comprehensive homeowners policies were added to the portfolio.

II.2. OUTSIDE FRANCE: up 5.2% on a comparable basis

Non-life premium revenues deriving from outside France **rose by 5.2% on a comparable basis to 830.6 mn euros.**

II.2.1. Rest of Europe: up 8.9% on a comparable basis at 580.5 mn euros

In **Belgium,** the non-life business contracted by **10% to 89.9 mn euros**, buffeted by a clean-up in the portfolio.

In the **Netherlands,** non-life premium income rose by **14.6% to 256.9 mn euros**, as new business and rate increases combined with an broadening of the coinsurance market.

In **Spain,** non-life activities **grew by 16.7% to 221.6 mn euros** (AGF share), underpinned in particular by expansion in the car fleet business, which grew by 25.4%, and by new business.

II.2.2. South America: down 5.2% on a comparable basis at 188.5 mn euros

In **Brazil**, non-life premium income **rose by 7.4%** at constant exchange rates to **102.3 mn euros**, as a result of new contracts and rate increases on industrial risks, while the motor segment, where the renewal rate improved significantly, led growth in individual insurance.

In **Chile**, non-life premium income **contracted by 10.6%** at constant exchange rates to **17.3 mn euros.** The motor insurance portfolio continued to be pared down, and rate increases in other non-life lines did not completely offset the contraction.

En **Colombia**, non-life premium income **rose by 8.8%** at constant exchange rates to **43 mn euros**, owing to commercial lines (up 13.5%) and to a moderate recovery in motor insurance after a portfolio shake-out in 2001. Comprehensive homeowners' insurance and aviation risks also registered vigorous growth.

In **Venezuela**, the non-life business saw a decline of 7.6% at constant exchange rates to **20.6 mn euros** as a result of a portfolio clean-up.

In **Argentina**, non-life insurance operations generated premium revenues of 5.3 mn euros in Q1 2002, vs. 36.7 mn euros in the year-earlier period. Since last year, policy lifetimes have been reduced from one year to four months, and the functional currency (and related FX rate) of the policies was changed.

II.2.3. Other countries: up 12.4% on a comparable basis at 61.6 mn euros

The increase was due primarily to rate increases in overseas territories, in particular in industrial risks.

III. ASSISTANCE

Mondial Assistance contributed premium income of 128.6 mn euros to AGF's Q1 2002 consolidated revenues. The business saw vigorous growth, with premium income up 17.9% over Q1 2001. The premiums of recently-acquired companies in the US and Australia were consolidated as they were acquired. Meanwhile, the group's principal units in France, Germany and the UK experienced upbeat seasonal trends, also contributing to growth.

IV. CREDIT INSURANCE

Premium income from credit insurance generated by Euler's subsidiaries totalled **279.8 mn euros**, slightly ahead (+0.5%) of the year-earlier period on a comparable basis. This figure did not include factoring revenues, which were consolidated along with net banking income (26.4 mn euros).

Continued uncertainty in the economic environment had a negative impact on the credit insurance market. Premium rates were increased, leading to a higher level of cancellations, but this situation enabled Euler to refocus its portfolio on the most profitable business.

V. BANKING AND ASSET MANAGEMENT: down 1% on a comparable basis

Asset management revenues increased **12,3% on a comparable basis to 43,9 mn euros** (39.1 mn proforma in Q1 2001), while AGF Asset Management saw the total of assets under management vary little from one period to the other. Both non-life and life portfolios were slightly more weighted toward equities.

Banking revenues, both in France and internationally, declined by 5.6% on a comparable basis to **359.8 mn euros** (vs. 381.1 mn euros proforma in Q1 2001). **Entenial**'s net banking income stood at 246.4 mn euros (down 9.2%), that of **Banque AGF** at 61.7 mn euros (up 8.2%) and that of **Eurofactor** (factoring) at 26.7 mn euros (down 22.5%).

As of the end of March 2002, **Banque AGF had 240,000 customers and outstandings of around 800 mn euros** (loans and unit trusts not included).

Insurance revenues by line of business

	31/3/02	31/3/01
Life and health insurance	44.0%	42.4%
Non-life insurance	46.7%	48.5%
Credit insurance	6.4%	6.5%
Assistance	2.9%	2.6%
Total	100.0%	100.0%

Analyst and investor contacts:

Jean-Michel Mangeot (33) 1 44 86 21 25 mangejm@agf.fr

Marc de Pontevès (33) 1 44 86 20 99 Deponte@agf.fr

Vincent Foucart (33) 1 44 86 29 28 Foucarv@agf.fr

Press contacts:

Bérangère Auguste-Dormeuil (33) 1 44 86 29 12 augusbe@agf.fr

Agnès Miclo (33) 1 44 86 31 62 micloa@agf.fr

Séverine David (33) 1 44 86 67 45 Davidse@agf.fr

Anne-Sandrine Cimatti (33) 1 44 86 67 45 Cimatti@agf.fr

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Premium income by country

in millions of euros	31/3/02	31/3/01	% change (unadjusted)	% change (proforma, const. FX)
France	**2 543.3**	**2 452.8**	**3.7%**	**9.8%**
Life + health	*1 326.8*	*1 225.6*	*8.3%*	*8.3%*
Non-life	*1 216.5*	*1 227.2*	*-0.9%*	*11.5%*
Belgium	**217.0**	**224.6**	**-3.4%**	**-3.4%**
Life + health	*127.1*	*124.7*	*1.9%*	*1.9%*
Non-life	*89.9*	*99.9*	*-10.0%*	*-10.0%*
Netherlands	**464.6**	**430.5**	**7.9%**	**7.9%**
Life + health	*207.7*	*206.3*	*0.7%*	*0.7%*
Non-life	*256.9*	*224.2*	*14.6%*	*14.6%*
Spain	**320.3**	**267.9**	**19.6%**	**19.6%**
Life + health	*98.7*	*78.0*	*26.5%*	*26.5%*
Non-life	*221.6*	*189.9*	*16.7%*	*16.7%*
Rest of Europe	**36.2**	**36.7**	**-1.4%**	**-3.8%**
Life + health	*24.1*	*18.0*	*33.9%*	*31.1%*
Non-life	*12.1*	*18.7*	*-35.3%*	*-37.4%*
TOTAL Europe excl. France	**1 038.1**	**959.7**	**8.2%**	**8.1%**
Life + health	*457.6*	*427.0*	*7.2%*	*7.0%*
Non-life	*580.5*	*532.7*	*9.0%*	*8.9%*
Brazil	**154.7**	**151.6**	**2.0%**	**8.8%**
Life + health	*52.4*	*50.0*	*4.8%*	*11.8%*
Non-life	*102.3*	*101.6*	*0.7%*	*7.4%*
Colombia	**81.0**	**82.5**	**-1.8%**	**-4.2%**
Life + health	*38.0*	*43.9*	*-13.4%*	*-15.7%*
Non-life	*43.0*	*38.6*	*11.4%*	*8.8%*
Chile	**35.5**	**36.9**	**-3.8%**	**7.3%**
Life + health	*18.2*	*15.3*	*19.0%*	*32.7%*
Non-life	*17.3*	*21.6*	*-19.9%*	*-10.6%*
Argentina	**5.8**	**39.6**	**-85.4%**	**-49.0%**
Life + health	*0.5*	*2.9*	*-82.8%*	*-41.4%*
Non-life	*5.3*	*36.7*	*-85.6%*	*-49.6%*
Venezuela	**28.1**	**32.7**	**-14.1%**	**7.3%**
Life + health	*7.5*	*4.9*	*53.1%*	*91.8%*
Non-life	*20.6*	*27.8*	*-25.9%*	*-7.6%*
TOTAL South America	**305.1**	**343.3**	**-11.1%**	**-1.3%**
Life + health	*116.6*	*117.0*	*-0.3%*	*6.2%*
Non-life	*188.5*	*226.3*	*-16.7%*	*-5.2%*
Other countries	**87.6**	**83.0**	**5.5%**	**17.4%**
Life + health	*26.0*	*20.7*	*25.6%*	*31.3%*
Non-life	*61.6*	*62.3*	*-1.1%*	*12.4%*
TOTAL excl. France	**1 430.8**	**1 386.0**	**3.2%**	**6.2%**
Life + health	*600.2*	*564.7*	*6.3%*	*7.7%*
Non-life	*830.6*	*821.3*	*1.1%*	*5.2%*
TOTAL	**3 974.1**	**3 838.8**	**3.6%**	**8.5%**
Life + health	*1 927.0*	*1 790.3*	*7.6%*	*8.1%*
Non-life	*2 047.1*	*2 048.5*	*-0.1%*	*8.8%*
Assistance	**128.6**	**109.1**	**17.9%**	**18.3%**
Credit insurance	**279.8**	**277.1**	**1.0%**	**0.5%**
Consolidated premium income	4 382.5	4 225.0	3.7%	8.2%
Other businesses	6.3	6.3	0.0%	0.0%
Banking and asset management	403.7	453.0	-10.9%	-4.1%
Consolidated revenues	4 792.5	4 684.3	2.3%	7.0%

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Changes in the scope of consolidation between 31/3/2001 and 31/3/2002

* Life & health insurance:

In millions of euros	Q1 2002 premium income	Q1 2001 premium income
Deconsolidated: - Ogar (Africa)		-0.9

* Non-life insurance:

In millions of euros	Q1 2002 premium income	Q1 2001 premium income
Deconsolidated: - AGF MAT as of 31/12/01 - Ogar (Africa)		-136.4 -7.3

* Assistance:

In millions of euros	Q1 2002 premium income	Q1 2001 premium income
Newly consolidated: - World Care Assist integrated into Mondial Assistance		+0.7

* Total Life & health + Non-life:

In millions of euros	Q1 2002 premium income	Q1 2001 premium income
Newly consolidated:		+0.7
Deconsolidated:		-144.6
Impact on premium income		*-143.9*

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: May 6, 2002